UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC File No. 0-21467
CUSIP No. 69423U 10 7

(Check One):   Form 10-K ☐       Form 20-F ☐       Form 11-K ☐       Form 10-Q ☒       Form N-SAR ☐

For Period Ended:  June 30, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

 PART I - REGISTRANT INFORMATION

Pacific Ethanol, Inc.

 Full Name of Registrant:

 Former Name if Applicable

5711 N. West Avenue

 Address of Principal Executive Office (Street and Number)

Fresno, California 93711

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant was unable to file its quarterly report on Form 10-Q in a timely manner without unreasonable effort or expense because management needs additional time to complete the detailed and complex financial disclosures in the report. The delay in management’s completion of the financial disclosures are due primarily to the complexity of preparing financial disclosures related to the sale of the Registrant’s Series A Cumulative Redeemable Convertible Preferred Stock, a debt financing transaction, the sale of the Registrant’s common stock in a large equity financing transaction, complex derivative instruments and hedging activities and other business activities in connection with the construction of multiple ethanol plants, all of which occurred during the second quarter. Management has been working diligently to complete the financial disclosures and anticipates that the report will be filed no later than Monday, August 21, 2006.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

William G. Langley	(559)	435-1771
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

UNAUDITED PRELIMINARY RESULTS OF OPERATIONS

The following results of operations are unaudited and preliminary. The Registrant’s results of operations could be materially different from the unaudited preliminary results of operations set forth below.

The Registrant anticipates reporting net sales of approximately $46.5 million for the quarterly period ended June 30, 2006, an increase of approximately $23.7 million compared to the approximately $22.8 million in net sales reported for the same period in 2005.

The Registrant anticipates reporting gross profit of approximately $3.3 million for the quarterly period ended June 30, 2006, an increase of approximately $3.1 million compared to the approximately $200,000 in gross profit reported for the same period in 2005.

The Registrant anticipates reporting selling, general and administrative expenses of $4.8 million for the quarterly period ended June 30, 2006, an increase of $2.4 million compared to the approximately $2.4 million of these expenses reported for the same period in 2005.

The Registrant anticipates reporting a net loss of approximately $182,000 for the quarterly period ended June 30, 2006, a decrease of approximately $2.0 million compared to a net loss of approximately $2.2 million reported for the same period in 2005. The decrease in net loss primarily resulted from the increase gross profit described above.

The Registrant anticipates reporting loss available to common stockholders of $85.1 million for the quarterly period ended June 30, 2006, an increase of $82.9 million compared to the approximately $2.2 million of loss available to common stockholders reported for the same period in 2005. The substantial increase in loss available to common stockholders is primarily due to an $84.0 million beneficial conversion feature, a non-cash event, associated with the Registrant’s Series A Cumulative Redeemable Convertible Preferred Stock and approximately $898,000 in expense related to dividends on the Registrant’s Series A Cumulative Redeemable Convertible Preferred Stock.

Basic and diluted net loss per share are anticipated to be $2.56 based upon 33.2 million basic and diluted weighted-average shares outstanding for the quarterly period ended June 30, 2006, as compared to basic and diluted net loss per share of $0.08 based upon 28.0 million basic and diluted weighted-average shares outstanding for the same period in 2005. The increase in basic and diluted net loss per share is primarily due to the $84.0 million beneficial conversion feature and approximately $898,000 in expense related to dividends on the Registrant’s Series A Cumulative Redeemable Convertible Preferred Stock, as discussed above.

Pacific Ethanol, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2006	By:	/s/William G. Langley
William G. Langley, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 (17 CRF 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.

ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).